  United States
Securities and Exchange Commission
Washington, DC 20549

Schedule 13D
(Rule 13D-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(A) and
Amendments Thereto Filed Pursuant To § 240.13d-2(A)
Under the Securities Exchange Act of 1934

(Amendment No. )

INFINITE GROUP, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

456910306
(CUSIP Number)

Andrew Hoyen c/o INFINITE GROUP, INC. 175 SULLY'S TRAIL, STE 202 Pittsford, NY 14534 Tel: 585-385-0610
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

CUSIP No. 456910306	Schedule 13D	Page 3 of 4

1	NAME OF REPORTING PERSON Andrew Hoyen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 2,136,734
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 2,136,734
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,136,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 456910306	Schedule 13D	Page 3 of 4

Item 1.	Security and Issuer.

    The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Infinite Group, Inc., a Delaware corporation with its principal offices at 175 Sully’s Trail, Suite 202, Pittsford, NY 14534 (the “Company”).

Item 2.	Identity and Background.

This Schedule 13D is filed by Andrew Hoyen (the “Reporting Person”).  The Reporting Person is the President and Chief Operating Officer of the Company. The principal business address of the Reporting Person is 175 Sully’s Trail, Suite 202, Pittsford, NY 14534.  The Reporting Person is a citizen of the United States.

The Reporting Person has not during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

On June 2, 2016, the Company issued the Reporting Person an option to purchase 250,000 shares of Common Stock at an exercise price of $0.02 per share on the terms and subject to the conditions set forth in a stock option agreement between the Company and the Reporting Person (the “2016 A Option”). The 2016 A Option vested immediately and has a term of ten years from the date of issuance.

On September 30, 2016, the Company issued the Reporting Person an option to purchase 500,000 shares of Common Stock at an exercise price of $0.04 per share on the terms and subject to the conditions set forth in a stock option agreement between the Company and the Reporting Person (the “2016 B Option”). The 2016 B Option vested immediately and had a term of five years from the date of issuance. On September 16, 2021, the Reporting Person exercised the 2016 B Option in full purchasing an aggregate of 500,000 shares of Common Stock at $0.04 per share for an aggregate purchase price of $20,000 using personal funds.

On July 18, 2017, the Company issued the Reporting Person an option to purchase 400,000 shares of Common Stock at an exercise price of $0.04 per share on the terms and subject to the conditions set forth in a stock option agreement between the Company and the Reporting Person (the “2017 A Option”). The 2017 A Option vested on July 31, 2017, and has a term of five years from that date.

On July 18, 2017, the Company issued the Reporting Person an option to purchase 100,000 shares of Common Stock at an exercise price of $0.04 per share on the terms and subject to the conditions set forth in a stock option agreement between the Company and the Reporting Person (the “2017 B Option”). The 2017 B Option vested immediately and has a term of five years from the date of issuance.

On December 10, 2019, the Company issued the Reporting Person an option to purchase 200,000 shares of Common Stock at an exercise price of $0.04 per share on the terms and subject to the conditions set forth in a stock option agreement between the Company and the Reporting Person (the “2019 A Option”). The 2019 A Option vested immediately and has a term of five years from the date of issuance.

On December 23, 2019, the Company issued the Reporting Person an option to purchase 250,000 shares of Common Stock at an exercise price of $0.05 per share on the terms and subject to the conditions set forth in a stock option agreement between the Company and the Reporting Person (the “2019 B Option” and together with the 2016 A Option, 2016 B Option, 2017 A Option, 2017 B Option, and 2019 A Option, the “Options”). The 2019 B Option vested immediately and has a term of five years from the date of issuance.

Beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the 250,000 shares of Common Stock beneficially owned by the Reporting Person was acquired pursuant to a convertible note issued by the Company to the Reporting Person in 2015 in a loan transaction (the “Convertible Note”) to fund the Company’s working capital requirements. At the Reporting Person’s election, the principal of the Convertible Note is convertible into 250,000 shares of Common Stock at a conversion price of $0.10 per share. The principal amount of the convertible note as of February 25, 2022 is $25,000. The Convertible Note was originally set to mature on March 31, 2018, but it was subsequently extended by the Reporting Person to March 31, 2021 and later extended again to June 30, 2023. The Reporting Person’s source of funds for the loan to the Company was personal funds.

Except as set forth above, beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the 2,136,734 shares of Common Stock beneficially owned by the Reporting Person was acquired pursuant to purchases with personal funds in open market transactions.

Item 4.	Purpose of the Transaction.

The securities reported on herein are held for the purpose of investment.

Except as otherwise described herein, the Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

a)
The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person is 2,136,734 shares, of which 686,734 are issued and outstanding and 1,450,000 are issuable under the terms of the Options and the Convertible Note. The 2,136,734 shares beneficially owned by the Reporting Person represents approximately 6.3% of the total shares of Common Stock outstanding as of the date hereof.

b)	The Reporting Person has the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, all the shares of Common Stock reported on herein.

c)	Except as disclosed in Item 3 above, the Reporting Person has not effected any transaction in the shares of Common Stock during the last 60 days.

d)	None.

e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person, with respect to the securities of the Company.

Item 7.	Material to be filed as Exhibits.

Exhibit No.                      Description

None.

CUSIP No. 456910306	Schedule 13D	Page 3 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2022	By:	/s/ Andrew Hoyen
Andrew Hoyen